SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------
                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           --------------------------

                           CENTURY PROPERTIES FUND XIX
                            (Name of Subject Company)

 MPF-NY 2007, LLC; MPF BADGER ACQUISITION CO., LLC; SCM SPECIAL FUND, LLC; MPF
  DEWAAY PREMIER FUND, LLC; MPF BLUE RIDGE FUND II, LLC; MPF BLUE RIDGE FUND I, LLC; MPF INCOME FUND 23, LLC; MP FALCON FUND, LLC; MPF SPECIAL FUND 8, LLC; AND
                         MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                           --------------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California 94556                          Moraga, California 94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                     Transaction                  Amount of
                     Valuation*                   Filing Fee
                     -----------                  ----------

                     $2,625,000                     $80.59

* For purposes of calculating the filing fee only. Assumes the purchase of 15,000 Units at a purchase price equal to $175 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $80.59
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, LP
      Date Filed: April 30, 2007

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[ ]   going private transaction subject to Rule 13e-3

[ ]   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of April 30, 2007 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MPF DeWaay Premier Fund, LLC; MPF Blue Ridge Fund II, LLC; MPF Blue Ridge Fund I, LLC; MPF Income Fund 23, LLC; MP Falcon Fund, LLC; MPF Special Fund 8, LLC (collectively the "Purchasers") to purchase up to 15,000 Units of limited partnership interest (the "Units") in Century Properties Fund XIX (the "Partnership"), the subject company, at a purchase price equal to $175 per Unit, less the amount of any distributions declared or made with respect to the Units between April 30, 2007 (the "Offer Date") and June 1, 2007 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 30, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

Item 12. Exhibits.

(a)(1)    Offer to Purchase dated April 30, 2007*

(a)(2)    Letter of Transmittal*

(a)(3)    Form of Letter to Unit holders dated April 30, 2007*

(a)(4)    Supplemental Letter to Unit Holders dated May 18, 2007

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 30, 2007

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2007

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MPF DeWaay Premier Fund, LLC; MPF Blue Ridge Fund II, LLC; MPF Blue Ridge Fund I, LLC; MPF Income Fund 23, LLC; MP Falcon Fund, LLC; MPF Special Fund 8, LLC

By:   /s/ Chip Patterson
      -------------------------
      Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:   /s/ Chip Patterson
      -------------------------
      Chip Patterson, Senior Vice President

                                  EXHIBIT INDEX

Exhibit   Description

(a)(1)    Offer to Purchase dated April 30, 2007*

(a)(2)    Letter of Transmittal*

(a)(3)    Form of Letter to Unit holders dated April 30, 2007*

(a)(4)    Supplemental Letter to Unit Holders dated May 18, 2007

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 30, 2007

                                 Exhibit (a)(4)

May 18, 2007

TO:       UNIT HOLDERS OF CENTURY PROPERTIES FUND XIX

SUBJECT:  OFFER TO PURCHASE UNITS

Dear Unit Holder:

We are amending the Offer to Purchase and related Letters of Transmittal sent to you on April 30, 2007, (the "Offer"), which was made by the Purchasers identified in the Offer. The Purchasers are offering to purchase up to 15,000 Units of limited partnership interest (the "Units") in CENTURY PROPERTIES FUND XIX (the "Partnership") at a purchase price equal to:

                                  $175 per Unit

The Offer is amended to delete the first bullet point on page 1, page 8, and the cover letter to Unit holders. These bullet points incorrectly stated that this Offer Price was the "Highest Offer Price Yet" and that the Offer Price is "17% higher than our previous offer." Those statements were made in reference to the original offer price of our October 31, 2006 offer, but we subsequently raised that price to $200 per Unit, an amount that is lower than the Offer Price under this Offer. The Offer is thus also amended to change the references to our previous tender price on pages 7 and 9 so that it states that we previously paid $200 per Unit instead of $150 per Unit. We apologize for this oversight. Because our value for the Units decreased from $328 per Unit to $212 per Unit since our October 31, 2006 offer, we are unwilling to purchase Units for more than $175 per Unit at this time.

If you have tendered your Units in this Offer, you have the right to withdraw your Units anytime before the Expiration Date, which is currently set for June 1, 2007. Please contact us at the number below if this information was material to your decision to tender and you wish to withdraw your Units, or if you wish to withdraw your Units for any other reason.

After carefully reading the Offer, if you elect to tender your Units, or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on grey paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                  1640 School Street, Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357.

This Offer expires (unless extended) June 1, 2007.